UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364                                     November 23, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8518 E. Orchard Road, Greenwood Village, Colorado 80111



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the
Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile
II, Moderately Aggressive Profile II, and Moderately Conservative
Profile II Portfolios (each a "Portfolio," collectively the
"Portfolios") of the Maxim Series Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2009. Management is responsible for each of the Portfolio's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination)
through September 30, 2009:
1.	Confirmation of investments in mutual funds by the transfer agent;
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Bank of New York (the "Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and
4. 	Agreement of ten security purchases and ten security sales or maturities from the books and records of each of the Portfolios to the transfer agent (fund house statements).
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



November 23, 2009






MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of September 30, 2009 and from April 30, 2009 (the date of our last examination) through September 30, 2009. Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, and from April 30, 2009 (the date of our last examination) through September 30, 2009, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President

______________________________
Mary Maiers
Treasurer

November 23, 2009